Nexa Reports Third Quarter Exploration Results

Luxembourg, October 21, 2021 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the third quarter of 2021. This document contains forward-looking statements.

Summary

Nexa’s Mineral Exploration program for 2021 comprises a total of 111,000 meters of exploratory drilling, of which 36,293 meters were executed in the third quarter of 2021 through 21 operating drill rigs, totaling 80,697 meters of exploratory drilling in 9M21. The program in Peru accounts for 69,000 meters, in Brazil for 30,000 meters and in Namibia for 12,000 meters.

In Peru, 24,246 meters were drilled in 3Q21 with 9 rigs, totaling 58,244 meters in 9M21. At the Pasco Complex, the exploration continued to focus on the Sara Sur target in El Porvenir with thick and high grade new intersections. At Cerro Lindo, drilling in 3Q21 has remained focused at the Pucasalla target, aiming to expand the new VMS discovery at the site and near mine underground ore body expansion at orebody 9 and 5B.

In Brazil, 7,339 meters of exploratory drilling were executed with 8 rigs in 3Q21, totaling 14,894 meters in 9M21. At Aripuanã, exploratory drilling has been focused on northwest extension at Babaçu and new drilling continues to confirm a high-grade mineralization area.

In Namibia, 4,708 meters were drilled in 3Q21 with 4 rigs, totaling 7,559 meters in 9M21. Exploratory drilling was focused on exploratory targets at the Otavi and Namibia North projects.

3Q21 Mineral Exploration Highlights

▪	At Cerro Lindo, drilling results confirmed continuity of orebody 9 with thick intersections such as 11.9 meters with 3.14% ZnEq and 9.5 meters with 3.69% ZnEq. In orebody 5B continuity revealed thick intersections such as 12.8 meters with 6.85% ZnEq and 9.7 meters with 3.12% ZnEq.
▪	The new discovery of VMS mineralization at the Pucasalla target located 4.5 kilometers northwest of the Cerro Lindo mine is confirming lateral extension of mineralization with intersections such as 18.2 meters with 5.68% ZnEq and 8.8 meters with 5.49% ZnEq.
▪	In El Porvenir, drilling activities continue to confirm lateral extensions of the Sara orebody. At Sara Sur, thick intersections such as 11.3 meters with 6.29% ZnEq were confirmed as a result of drilling. At Integración orebody, intersections such as 19.4 meters with 4.12% ZnEq confirmed mineralization below 3,300 level.
▪	At Hilarión Sur, drilling confirmed the southeast continuity of the Hilarión deposit towards the edge of the Hilarión stock with thick intersections such as 12.9 meters with 4.12% ZnEq, 8.0 meters with 5.13% ZnEq, 9.6 meters with 4.93% ZnEq and 32.7 meters with 5.03% ZnEq.
▪	At Vazante Extremo Norte, drilling is confirming continuity of the main orebody at depth.
▪	In Morro Agudo, drilling continued at Bonsucesso to confirm deep continuity of mineralization in the central area of the deposit with a thick intersection of 25.3 meters with 11.57% ZnEq.
▪	At Aripuanã, exploratory drilling continued at the deep northwest extension of Babaçu, confirming thick massive sulfide intersections in two holes with broad mineralized zones.

Exploration Report – 3Q21

“During 3Q21, all our brownfield exploration programs have continued to progress with positive results,” commented Jones Belther, Senior Vice-President Mineral Exploration & Technology. “We continue extending the Cerro Lindo ore bodies to the southeast with thick and high grade intersections in orebodies 9 and 5B opening up promising mineralized body extensions and discovering new mineralized zones like Pucasalla. As previously mentioned, Pucasalla is the first relevant discovery north of Topará Creek and it opens up new ground for resource definition and possible reserve increase and life of mine extension for Cerro Lindo.

At the Pasco complex, the Sara orebody continues to be extended to the south, with thick and high grade drill intersection in Sara Sur, and in San Gerardo open pit, we have continued to obtain new positive drill intersections. At Morro Agudo/Bonsucesso, the parallel trend continues revealing positive results along strike and at depth.

At Aripuanã, the Babaçu NW confirmed thick intersections with good grades. In Hilarión, new drilling results are confirming thick and continuous bodies in the southern extension of the Hilarión deposit.

These results support our exploration program objective, which aims to extend the mine life of our operations while also increasing the resources of our project portfolio.”

Cerro Lindo

The exploration program in 3Q21 has been focused on extensions of known orebodies to the southeast of Cerro Lindo, and at the new VMS discovery at the Pucasalla target 4.5 km to the northwest of the mine. There are currently five operating drill rigs.

In 3Q21, a total of 9,653 meters of exploration drilling and 15,276 meters of infill drilling were executed totaling 24,744 meters and 43,807 meters, respectively, in 9M21. Exploration drilling included 1,592 meters in orebodies 9 and 5B; 6,251 meters at Pucasalla and 1,810 meters at Orcocobre Deep and orebody 12 targets located northwest of the mine.

The southeast continuity of orebody 5B was confirmed with holes PECLD05628 with 12.80m@3.47% Zn, 0.85% Pb, 149.31g/t Ag; PECLD05656 with 9.70m@1.99% Zn, 0.64% Pb, 35.16g/t Ag; and PECLD05683 with 9.00m@2.89% Zn, 4.82g/t Ag. The continuity of orebody 9 was confirmed with holes PECLD05619 with 7.50m@3.24% Zn, 4.31g/t Ag and 11.9m@3.06% Zn; PECLD05670 with 9.50m@3.56% Zn, 2.14g/t Ag and 5.0m@3.35% Zn; and PECLD05708 with 12.6m@4.48% Zn, 1.21% Pb, 83.54g/t Ag, 0.22% Cu, between levels 1850 and 1950.

At Pucasalla, the exploration efforts were focused on extensions of the new mineralized intersections reported in 2Q21 with positive intersections in holes PECLD05594 with 5.60m@0.43% Zn, 4.44% Pb, 62.17g/t Ag; PECLD05615, with 8.80m@1.88% Zn, 75.40g/t Ag and 0.83% Cu; PECLD05689 with 4.40m@1.44% Zn, 0.69% Pb, 102.28g/t Ag; and PECLD05731 with 18.2m@1.95% Zn, 1.51% Pb, 121.79g/t Ag and 0.22% Cu.

2

Exploration Report – 3Q21

CERRO LINDO 3Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PECLD05628	OB5B	232.4	245.2	12.8	3.47	0.85	0.04	149.31	6.85
PECLD05656	OB5B	92.0	101.7	9.7	1.99	0.64	0.03	35.16	3.12
PECLD05683	OB5B	194.8	203.8	9.0	2.89	0.08	0.01	4.82	3.05
PECLD05619	OB9	212.1	219.6	7.5	3.24	0.03	0.08	4.31	3.53
PECLD05619	OB9	292.5	304.4	11.9	3.06	0.01	0.02	1.05	3.14
PECLD05670	OB9	254.1	263.6	9.5	3.56	0.03	0.03	2.14	3.69
PECLD05670	OB9	270.4	275.4	5.0	3.35	0.00	0.05	0.85	3.48
PECLD05708	OB9	359.9	372.5	12.6	4.48	1.21	0.22	83.54	7.34
PECLD05594	Pucasalla	581.6	587.2	5.6	0.43	4.44	0.01	62.17	4.37
PECLD05615	Pucasalla	537.5	546.3	8.8	1.88	0.18	0.83	75.40	5.49
PECLD05689	Pucasalla	506.6	511.0	4.4	1.44	0.69	0.03	102.28	3.82
PECLD05731	Pucasalla	663.9	682.0	18.2	1.95	1.51	0.22	121.79	5.68

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

PUCASALLA
Plt-32
Plt-31
Plt-25
Plt-36
A
A'
Target Pucasalla
Qda Pucasalla
N
+8558000 N
+8556000 N
+8554000 N
390000 E
392000 E
394000 E
Target Pucasalla Este
Qda Topará
Target Patahuasi Millay
ORCOCOBRE
INCAHUASI BATHOLIT
OB12
ORCOCOBRE DEEP
CATAHUASI BATHOLIT
CERRO LINDO
OB5B
OB6
OB9
B
B'
0 500 1000 1500 2000
2021 drilling program
Surface drilling
Underground drilling
Cerro Lindo deposit
Incahuasi batholit
Catahuasi batholit
Volcanic rocks

3

Exploration Report – 3Q21

A
A’
PLT. 31
2400 m.
2400 m.
2100 m.
2100 m.
1800 m.
1800 m.
4.4m @ 3.82 ZnEq%
PUCASALLA
MINERALIZED ZONE
18.2m @ 5.68 ZnEq%
?
PECLD05689
PECLD05731
2021 planned holes
2021 drilling
Historical drilling
0
200 m
Rhyolite
Dacite
Andesite

B
B'
Patahuasi Fault
7.5m @ 3.53 ZnEq%
11.9m @3.14 ZnEq%
PECLD05619
1900 m.
1900 m.
Cx. 302
Nv.1850
OB9
PECLD05670
1800 m.
1800 m.
9.5m @ 3.69 ZnEq%
5.0m @ 3.48 ZnEq%
1700 m.
2021 planned holes
2021 drilling
Historical drilling
0
100 m
Dacite
Diorite
Orebody 9

4

Exploration Report – 3Q21

For the last quarter, we plan to continue surface drilling at the Pucasalla target with three rigs in its northwest side (7,200m). Underground exploration at the Cerro Lindo mine will be focused in the east extension of orebodies 9 and 12 with one rig (1,600m) and the southeastern extension of orebody 5B and Orcocobre Deep with one rig (1,600m).

El Porvenir

The exploration drilling work was focused on extending the existing mineralized bodies along strike and at depth, and conducting exploration drilling on the Sara mineralized zone.

In 3Q21, a total of 4,157 meters of exploration drilling and 9,978 meters of infill drilling were executed totaling 14,520 meters and 28,087 meters, respectively, in 9M21. A total of 2,798 meters were drilled at Sara Sur in 3Q21 with one rig and 1,359 meters at Integración orebody with one rig.

Main intercepts during 3Q21 at Sara Sur confirmed the continuity of mineralization including holes PEEPD02031 with 2.6m@15.16%Zn, 9.68%Pb and 360.15g/t Ag; and PEEPD02040 with 11.3m@3.35%Zn, 2.17%Pb and 76.52g/t Ag, and 12.7m@1.80%Zn, 1.49%Pb, 75.38g/t Ag and 0.56g/t Au. At the Integración orebody, which is the underground connection between El Porvenir and Atacocha mines, drilling confirmed mineralization below 3,300 level with hole PEEPD02066 with 7.9m@1.04%Zn, 0.58%Pb, 128.22g/t Ag and 19.4m@1.12%Zn, 0.60%Pb, 136.97 g/t Ag and 0.29 g/t Au.

EL PORVENIR 3Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEEPD02023	Sara Sur	176.3	184.0	7.7	0.85	3.30	0.01	132.61	0.16	5.63
PEEPD02023	Sara Sur	248.1	258.2	10.1	2.36	1.49	0.01	63.19	0.03	4.58
PEEPD02031	Sara Sur	265.1	267.7	2.6	15.16	9.68	0.13	360.15	0.08	28.67
PEEPD02033	Sara Sur	179.7	183.8	4.1	0.04	3.37	0.02	212.95	0.14	6.38
PEEPD02040	Sara Sur	281.4	292.7	11.3	3.35	2.17	0.01	76.52	0.14	6.29
PEEPD02040	Sara Sur	312.8	325.5	12.7	1.80	1.49	0.01	75.38	0.56	4.25
PEEPD02066	Integración	314.3	322.3	7.9	1.04	0.58	0.09	128.22	0.12	3.89
PEEPD02066	Integración	376.4	395.7	19.4	1.12	0.60	0.02	136.97	0.29	4.12

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 2.5% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

5

Exploration Report – 3Q21

6

Exploration Report – 3Q21

C
C´
4000 m
3900 m
3800 m
3700 m
3600 m
Sara Sur Target
Sara Orebody
9.1m@6.24 ZnEq%
11.3m@6.29 ZnEq%
42.0m@17.30 ZnEq%
2.6m@28.67 ZnEq%
12.7m@4.25 ZnEq%
PEEPD02040
PEEPD02031
PEEPD02005 (2Q21)
Sandstone
Siltstone
Limestone
Sara Orebody
Sara Sur
0
100 m

For 4Q21, the exploration should continue to focus on surface drilling to verify the continuity towards the south of the Sara orebody (1,200 meters with one rig) and 1,000 meters of underground drilling at Sara. At the Integración target, located 500 meters north of the Sara Norte target, we plan to proceed with underground drilling at the 3,300 and 4,500 levels, testing the continuity of orebodies identified in hole PEEPD02066 (1,600 meters with one rig).

Atacocha

The exploration drilling works focused mainly on extending existing mineralized bodies along strike at the San Gerardo pit and test the potential extension at surface of know orebodies at the Atacocha underground mine including Ayarragran and Cristina Nor Este (“CNE”).

In 3Q21, 1,401 meters of exploration drilling and 3,126 meters of infill drilling were executed at the San Gerardo open pit extensions with two drill rigs, totaling 1,401 meters and 9,439 meters, respectively, in 9M21.

Brownfield surface drilling at Atacocha confirmed the continuity of mineralization of the orebody CNE, located 100 meters northeast of the San Gerardo pit, with hole PEATD01464 with 6.0m@4.79% Zn and 0.22% Cu.

Positive intersections were obtained at the Chercher orebody as shown by hole PEATD01462 with 7.70m@0.63% Zn, 4.95%Pb, 72.72g/t Ag and 0.13 g/t Au and at Asunción orebody as shown by hole PEATD01457 with 3.3m@2.07% Zn, 2.30% Pb, 321.45g/t Ag and 5.74 g/t Au.

7

Exploration Report – 3Q21

ATACOCHA - SAN GERARDO - 3Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEATD01457	OB ASUNCIÓN	97.5	105.1	7.6	1.06	2.46	0.08	83.02	0.25	5.56
PEATD01457	OB ASUNCIÓN	189.6	192.9	3.3	2.07	2.30	0.47	321.45	5.74	21.27
PEATD01461	OB CHERCHER	152.1	157.8	5.8	0.64	5.69	0.04	112.10	0.13	8.48
PEATD01462	OB CHERCHER	239.1	246.8	7.7	0.63	4.95	0.02	72.72	0.13	6.92
PEATD01462	OB CHERCHER	252.1	256.8	4.7	2.39	2.80	0.01	48.30	0.09	6.13
PEATD01462	OB CHERCHER	261.8	265.3	3.6	2.95	1.47	0.03	41.27	1.24	7.34
PEATD01465	OB CHERCHER	113.1	115.7	2.6	0.54	4.12	0.07	160.28	0.13	8.06
PEATD01465	OB CHERCHER	165.6	171.1	5.5	0.25	4.62	0.14	127.84	0.29	7.77
PEATD01465	OB CHERCHER	232.6	238.9	6.3	1.33	2.64	0.03	52.75	0.07	5.00
PEATD01468	OB ASUNCION	36.0	40.1	4.1	1.55	3.42	0.03	94.90	0.65	7.85
PEATD01470	OB ASUNCIÓN	263.4	266.2	2.8	2.18	1.69	0.03	34.03	0.91	6.02
PEATD01472	OB ASUNCIÓN	199.5	202.9	3.4	0.49	3.01	0.06	90.79	0.92	6.81
PEATD01464	OB CNE	169.2	175.2	6.0	4.79	0.01	0.22	2.06	0.07	5.01

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

366500
367000
367500
368000
368500
8830500
8830000
8829500
Fault system 13
Fault 1
OB Norte
OB CNE
A
A'
C
C'
OB Cuerpo
OB Chercher
OB Asunción
Veta Rubí
Veta Claudia
Ayarragram
2021 completed holes
2021 planned holes
Ore bodies
0
200m

8

Exploration Report – 3Q21

A
A´
4000 m
3900 m
3800 m
3700 m
3600 m
4000 m
3900 m
3800 m
3700 m
6.0m@5.01 ZnEq%
OB CNE
OB SP
PEATD01464
0
100 m
Skarn
Marble
Intrusive
Limestone

SW
NE
Fault system 13
PEATD01461
PEATD01462
+4300
+4300
+4200
5.8m @ 8.48 ZnEq%
Chercher15 orebody
Chercher 7 orebody
7.7m @ 6.92 ZnEq%
4.7m @ 6.13 ZnEq%
3.6m @ 7.34 ZnEq%
0
50m
San Gerardo intrusive
Tectonic breccia
Hydrothermal breccia
Limestone
Sandstone
Ore bodies

For 4Q21, the northwest continuity of orebody Asuncion is expected to be drilled with one rig, in order to extend mineralization (1,200m). Drilling at Claudia and Ruby was postponed as they are located farthest from the current operational zone. An additional 400 meters is estimated to be drilled from surface to confirm shallow mineralized zones in orebody Ayarragram located 300 meters southeast of the San Gerardo pit.

9

Exploration Report – 3Q21

Hilarión

In 3Q21, 9,036 meters of exploratory drilling was completed at the Hilarión Sur target with three rigs, aiming to confirm the southeast continuity of the Hilarión deposit. In 9M21, a total of 17,580 meters were drilled.

Drilling results confirmed the continuity of the favorable horizon of mineralized skarn towards the southwest extension, eastern and western edge of the Hilarion stock. The most important intercepts with assay results are highlighted by holes PEHILD000026 with 12.9m@3.38% Zn, 0.29% Pb, 24.23g/t Ag; PEHILD000027 with 8.0m@4.04% Zn, 0.22% Pb, 43.59g/t Ag; PEHILD000028 with 9.6m@3.65% Zn, 0.64% Pb, 36.18g/t Ag; also 32.7m@4.06% Zn, 0.38% Pb, 31.45g/t Ag. Other holes drilled in this quarter are pending on assay results or under sampling process. The air borne magnetometry study was suspended due to logistical delays and weather conditions (rains and fog).

HILARION - 3Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PEDHILD000024	Hilarion sur	1157.1	1164.4	7.3	2.80	1.93	0.25	60.36	5.63
PEDHILD000025	Hilarion sur	285.0	288.0	3.1	4.19	2.79	0.05	92.25	8.39
PEDHILD000025	Hilarion sur	375.6	383.2	7.6	2.72	2.80	0.04	72.48	6.51
PEDHILD000025	Hilarion sur	833.5	836.7	3.2	4.51	0.01	0.01	2.25	4.56
PEDHILD000025	Hilarion sur	923.2	926.7	3.6	3.16	1.91	0.24	35.34	5.45
PEDHILD000026	Hilarion sur	264.2	267.7	3.5	1.89	1.15	0.12	42.64	3.72
PEDHILD000026	Hilarion sur	338.5	351.4	12.9	3.38	0.29	0.04	24.23	4.12
PEDHILD000026	Hilarion sur	639.3	643.6	4.3	3.38	0.12	0.04	17.34	3.84
PEDHILD000027	Hilarion sur	6.4	10.2	3.8	1.47	2.05	0.11	65.06	4.50
PEDHILD000027	Hilarion sur	82.7	87.0	4.3	3.67	1.43	0.07	62.56	6.14
PEDHILD000027	Hilarion sur	181.2	187.0	5.8	2.39	2.52	0.13	85.59	6.23
PEDHILD000027	Hilarion sur	385.7	390.2	4.5	3.53	0.02	0.01	14.14	3.84
PEDHILD000027	Hilarion sur	403.2	411.2	8.0	4.04	0.22	0.02	43.59	5.13
PEDHILD000027	Hilarion sur	643.3	650.0	6.8	4.87	0.04	0.01	4.01	4.98
PEDHILD000027	Hilarion sur	755.8	759.4	3.7	3.18	0.75	0.01	86.70	5.61
PEDHILD000028	Hilarion sur	224.0	233.6	9.6	3.65	0.64	0.00	36.18	4.93
Including	Hilarion sur	224.0	229.9	5.9	4.46	0.95	0.00	48.25	6.24
PEDHILD000028	Hilarion sur	456.4	489.1	32.7	4.06	0.38	0.04	31.45	5.03
Including	Hilarion sur	466.7	476.2	9.4	8.44	0.96	0.08	59.69	10.47
PEDHILD000028	Hilarion sur	544.4	548.9	4.5	8.58	0.08	0.06	15.62	8.98
PEDHILD000028	Hilarion sur	607.0	611.2	4.2	5.96	0.03	0.08	7.83	6.15

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

10

Exploration Report – 3Q21

11

Exploration Report – 3Q21

279800
280100
280400
280700
8895200
8894900
8894600
Hilarión Sur
N
A
B
Limestone
Intrusive
Skarn
Mineralized Skarn
0
100m

12

Exploration Report – 3Q21

For the next quarter, we plan to complete the drilling campaign at Hilarión Sur (4,000 meters) that could potentially increase Mineral Resources which still need to be confirmed at the eastern and western edge of the Hilarión stock where mineralized skarn bodies were identified in 2Q21.

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and the exploration of new areas to define new mineralized zones near the mine. In 3Q21, 16,067 meters of infill drilling and 2,830 meters of exploratory drilling in the Extremo Norte area were completed, totaling 50,163 meters and 5,110 meters, respectively, in 9M21.

In the Extremo Norte area, assay results from hole BRBVZEND000044 confirmed preliminary results reported in 2Q21 with 4.0m@26.36% Zn, 2.1m@19.26% Zn and 1.5m@19.65% Zn. The continuity of mineralization at depth is also expected to be confirmed with hole BRBVZEND000047 with pending assay results over 1.9 meters (596.2 to 598.1m).

VAZANTE 3Q21 - MAIN INTERSECTIONS - ASSAYED RESULTS FROM 2Q21
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Ag g/t	ZnEq%
BRBVZEND000044	Extremo Norte	599.2	603.2	4.0	26.36	0.69	81.08	27.38
BRBVZEND000044	Extremo Norte	606.8	608.9	2.1	19.26	0.28	11.74	19.45
BRBVZEND000044	Extremo Norte	616.4	617.9	1.5	19.65	0.20	11.20	19.81

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

13

Exploration Report – 3Q21

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Carrapato
Vazante mine
Vazante
Mata Preta
Vazante Sul
Sungen
0
10 km
Vazante mine
Other targets
305000
306000
307000
308000
8019000
8018000
8017000
8016000
8015000
N
BRBVZEND000040
5,90m @ 15,42% Zn
BRBVZEND000045
BRBVZEND000046
Varginha Norte
NW
SE
Extremo Norte
BRBVZEND000047
BRBVZEND000044
4.0 m @ 26.36% Zn
2.1 m @ 19.26% Zn
1.5 m @ 19.65% Zn
Sucuri
Vazante
0
1 km
2021 drilling
Planned holes
In progress
Completed

For 4Q21, we intend to continue the extension drilling program at the Vazante Mine. Following the continuity of the Extremo Norte mineralization, exploratory drilling will focus on structures parallel to the Vazante fault. A total of 1,850 meters of drilling is planned for the Extremo Norte and Vazante South target with three rigs. Drilling at Sungem initially planned for the last quarter was postponed due to priority reevaluation.

Morro Agudo

In 3Q21, a total of 2,483 meters of brownfield expansion drilling were carried out in the central zone of Bonsucesso with two rigs and 241 meters of infill drilling with two additional rigs. At the Morro Agudo mine 3,631 meters of infill drilling was carried out, totaling 5,980 meters of exploratory drilling and 7,674 meters of infill drilling in 9M21.

14

Exploration Report – 3Q21

During the quarter, drilling was focused on the central zone of Bonsucesso at depth. The main interception refers to Bonsucesso hole BRMAMBSCD000210 with 25.3m@9.75% Zn and 2.97% Pb. Positive results are also expected to be confirmed by holes BRMAMBSCD000213 with 4.6 meters of mineralized intersection and BRMAMBSCD000214 with 3.0 meters, both with pending assay results.

MORRO AGUDO 3Q21 MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	ZnEq%
BRMAMBSCD000210	Bonsucesso	322.7	348.0	25.3	9.75	2.97	11.57

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

309000
310000
311000
8109000
8108000
8107000
8106000
N
2021 planned holes
2021 completed holes
2020 drill holes
Historical drilling
2021 drilling target
Fault
Mineralized zone
Dolomite
Black shale
A
A'
B
B'
C
C'
0
1 Km

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Exploration Report – 3Q21

For 4Q21, we plan to continue expansion brownfield drilling in the northern portion of the Bonsucesso mineralized zone, totaling 2,600 meters with four rigs.

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Exploration Report – 3Q21

Aripuanã

In 3Q21, 2,026 meters of exploratory drilling were executed with two rigs on the northwest extension of the Babaçu body, totaling 3,804 meters in 9M21.

Drillholes BRAPD000082 and BRAPD000083 intercepted thick massive sulfide intersections up to 40.8 meters in hole BRAPD000082 and 53.2 meters in hole BRAPD000083 with pending assay results.

224000
225000
226000
227000
228000
8889000
8888000
8887000
8886000
Arpa
Arex
Link
Ambrex
Babaçu
Massaranduba
B
D
A
C
ARIPUANÃ PROJECT
BRASÍLIA
Historical Drilling
Planned Drill Holes
Proven + Probable Reserves
Measured + Indicated Resources
Inferred Resources
Babaçu Exploration Target
Babaçu NW Exploration Target
Other Exploration Targets

SW
A
NE
B
BRAPD000082
200m
0m
-200m
-400m
-600m
-800m
200m
0m
-200m
-400m
Mineralized intersections
with pending assay results
Ambrex
Babaçu NW Extension
200 m
Sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

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Exploration Report – 3Q21

For 4Q21, we will continue the extension drilling to the northwest of the Babaçu body, including 3,000 meters with two rigs.

Namibia

We are carrying out greenfield prospecting work, scout exploratory drilling on new targets and infill drilling on current targets looking towards a Mineral Resources definition. A total of 4,400 soil samples, 1,500 meters of RAB drilling and 10,000 meters of diamond drilling are planned for Namibia’s exploratory program in 2021.

Otavi Project

In 3Q21, 2,033 meters of exploratory drilling was executed on targets T13 and T27 with one rig. In 9M21, drilling totaled 4,743 meters. Hole NAOTVD000101 intercepted 10.0 meters of copper mineralization with pending assay results.

687000
688000
689000
690000
691000
7832000
7831000
7830000
N
T-13 target
OTVD000101
OTVD000102
Mineralized interception with pending assay results
OTVD000087
6.2m @0.70% Cu
1 Km
Historical drilling
2021 drilling
Fault
Copper mineralized zone
Carbonates Tsumeb
Carbonates Abenab
Diamictite
Arkosic sandstone

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Exploration Report – 3Q21

For 4Q21, we plan to complete 700 meters of exploratory drilling on target T25 and 1,300 meters on T23 with two rigs to test soil geochemistry and geophysical anomalies in favourable structures.

Namibia North Project

In 3Q21, 2,675 meters of exploratory drilling was executed mostly on Deblin and Hartebeest targets with two rigs. In 9M21, drilling totalled 2,816 meters.

The first drilling section of Hartebeest has confirmed shallow high-grade mineralization in the northern side of the target in hole NANAND000016 with 14.2m@2.5% Cu and 23.7g/t Ag. Hole NANAND000017 revealed traces of copper mineralization and hole NANAND000019 showed a deeper intersection with copper mineralised intersection of 10.0 meters, both holes with pending assay results. At Deblin, exploratory drilling identified the presence of copper mineralization in holes NANAND000018, NANAND000020 and NANAND000023 with pending assays results.

NAMIBIA NORTH 3Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Cu%	Ag g/t
NANANDD000016	Hartebeest	23.0	37.2	14.2	2.50	23.70
Including	Hartebeest	28.5	37.2	8.7	3.84	29.88

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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Exploration Report – 3Q21

S
N
NANANDD000017
NANANDD000016
14.2m @2.50%Cu+23.7g/t Ag
NANANDD000019
1500m
trace malachite/ chalcosite
1400m
Hartebeest target
1300m
1200m
Mineralized interception
with pending assay results
1100m
250m
1000m
Fault
Copper mineralization
Diamictite
Shale
Carbonates
Metavolcanics/ sediments

For 4Q21, we plan to complete 1,740 meters of exploratory drilling with two rigs at the Deblin fault system in two directions: Deblin target in the west side (1,123m) and Askevold South target in the east side (620m).

Major exploratory activities for Namibia are summarized in the chart below.

4Q21 Mineral Exploration Program Summary

For 4Q21, the exploration program plans to produce a total of 25,998 meters of drilling with 22 drill rigs, including 14,755 meters with 10 rigs in Peru, 7,450 meters with 9 rigs in Brazil and 3,793 meters with 3 rigs in Namibia.

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Exploration Report – 3Q21

Note 1 - Zinc Equivalent

For Zinc Equivalent parameters in all tables, forecast long-term metal prices are: Zn: US$ 2,869/t (US$1.30/lb), Pb: US$ 2,249/t (US$1.02/lb), Cu: US$ 7,427/t (US$3.37/lb), Ag: US$ 19,38/oz and Au: US$ 1,769/oz for Atacocha, El Porvenir and Aripuanã. Average resource metallurgical recoveries are: Cerro Lindo: Zinc (88.3%), Lead (70.0%), Copper (86.9%) and Silver (74,8%), El Porvenir: Zinc (89,5%), Lead (78,8%), Copper (14.3%) and Silver (77.5%), Atacocha op: Zinc (74,3%), Lead (85.0%), Copper (5.5%), Gold (64,4%) and Silver (76.5%), Hilarión: Zinc (81.0%), Lead (84.0%) and Silver (78.0%), Vazante: Zinc (85,6%), Lead (22.05%) and Silver (42.0%), Morro Agudo and Bonsucesso: Zinc (92.0%) and Lead (72.0%) and Aripuanã: Zinc (89.1%), Lead (83.0%), Copper (71.0%), Gold (67.0%) and Silver (75.2%).

Note 2 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namíbia and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with

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Exploration Report – 3Q21

respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601

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